700 Louisiana Street
Suite 3700
Houston, Texas 77002-2797
(713) 225-2300
Writer’s direct phone	fax (713) 225-2340
(713) 225-1337	www.seyfarth.com

Writer’s e-mail

mcoffin@seyfarth.com

March 11, 2010

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F. St. NE

Washington, D.C. 20549-4628

RE:	BPZ Resources, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 9, 2009
Response letter dated March 4, 2010
File No. 1-12697

Dear Mr. Schwall:

This letter is being provided to you in follow up to our response letter dated March 4, 2010 to the Staff’s comment letter dated February 19, 2010, and my phone messages to you and Mr. James Murphy of the Staff on March 8, 2010.

The Company’s response letter dated March 4, 2010 was a partial response to comments contained in your letter dated February 19, 2010 in that it relates to the Commission’s questions concerning 2008.  The Company’s responses to the Commission’s questions concerning 2009 will be filed shortly after the conclusion of discussions with the Company’s reserve engineers, Netherland Sewell & Associates, Inc. (“NSAI”).

The purpose of this letter is to advise the Commission of two developments that directly impact the subject matter of the Commission’s pending comments and questions as reflected in your letter dated February 19, 2010.

As announced by the Company by press release and Form 8-K on March 11, 2010:

ATLANTA  BOSTON  CHICAGO  HOUSTON  LOS ANGELES  NEW YORK  SACRAMENTO  SAN FRANCISCO  WASHINGTON, D.C.  BRUSSELS

1.                                       The Company has learned that certain pieces of equipment required for the gas reinjection at the platform in the Corvina field will be delayed, which would cause the Company to shut-in some or all of its production from May 31, 2010 until such equipment is in place.  The Company will apply to the proper authorities for an extension of the May 31, 2010 date to be able to maintain testing the wells in Corvina; however, no assurance can be given that such extension will be awarded.  Depending on the extent of the delay, the Company plans to use the additional time to drill one or two more wells from the CX11 platform after the current well, the CX11-22D, is completed.

2.                                       The Company has been drilling the A-15D well from the “A” platform in the Albacora field.  Unfortunately, due to a problem encountered while preparing to set the 9 5/8” casing on top of the Zorritos target formation, the intermediate 13 3/8” casing was damaged, forcing the Company to abandon the well.  The Company will begin drilling a new well from a new slot following the same trajectory of the original A-15D well.  If possible, the Company may attempt to regain access to the original wellbore after it sets the new 13 3/8” casing.

The Company has provided this information to NSAI and has requested NSAI to include the impact of these events, as appropriate, in connection with the preparation of the Company’s 2009 reserves report.

We appreciate your consideration of this letter.  If you have further questions or comments, please contact the undersigned at (713) 225-1337.

Very truly yours,

SEYFARTH SHAW LLP

/ s / Mark W. Coffin

Mark W. Coffin

cc:                                 Mr. Mark Wojciechowski
Mr. Kevin Stertzel
Mr. James Murphy
Mr. John Lucas
Mr. Timothy Levenberg
United States Securities and Exchange Commission

Mr. Manuel Pablo Zúñiga Pflücker, Chief Executive Officer and President
Mr. Edward G. Caminos, Chief Financial Officer

Mr. Heath Cleaver, V.P.-Chief Accounting Officer
BPZ Resources, Inc.